

August 9, 2011

<u>Via E-mail</u>
Mr. David R. LaVance
Chief Executive Officer
Integrated Environmental Technologies, Ltd.
4235 Commerce Street
Little River, South Carolina 29566

      RE: Integrated Environmental Technologies, Ltd.
              Form 8-K
              Filed July 22, 2011
              Form 8-K/A
              Filed August 1, 2011
              File No. 0-26309

Dear Mr. LaVance:

      We have completed our review of the filings listed above. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief